Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

	Year Ended December 31,
	First Nine Months of 2009	2008	2007	2006	2005	2004
			(unaudited)
		(In millions, except for ratios)
Fixed Charges:
Interest expense, including amortization of debt issuance costs	$60.4	$70.4	$61.6	$39.0	$27.9	$25.8
Estimated interest portion of rents	3.7	7.4	6.6	8.9	10.3	11.7
Capitalized interest	5.6	5.9	6.4	7.2	5.7	5.8

Total fixed charges as defined	$69.7	$83.7	$74.6	$55.1	$43.9	$43.3

Earnings (Loss):
Income (loss) from continuing operations before income tax expense	$(294.0)	$(1,121.3)	$17.6	$(356.3)	$80.3	$239.7
Total fixed charges as defined	69.7	83.7	74.6	55.1	43.9	43.3
Fixed charges not deducted in the determination of income (loss) from continuing operations before income tax expense	(5.6)	(5.9)	(6.4)	(7.2)	(5.7)	(5.8)

Total earnings (loss) as defined	$(229.9)	$(1,043.5)	$85.8	$(308.4)	$118.5	$277.2

Ratio of earnings (loss) to fixed charges	(a)	(a)	1.15	(a)	2.70	6.40

(a)	Earnings/(Loss) for the nine months ended September 30, 2009 and the year ended December 31, 2008 and 2006 were inadequate to cover fixed charges by $299.6 million, $1,127.2 million and $363.5 million, respectively.